June 3, 2005	Hsinya Shen
(650) 614-7340
hshen@orrick.com

Securities and Exchange Commission
Division of Corporate Finance
Room 6111
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Angela Crane

Re:	Response to Staff’s Letter dated May 3, 2005 regarding ESS Technology, Inc.’s Form 10-K for the fiscal year ended December 31, 2004 File No. 0-26660

Ladies and Gentlemen:

This letter responds to Ms. Crane’s letter dated May 3, 2005, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended December 31, 2004 of ESS Technology, Inc. (“ESS” or the “Company”) filed on March 15, 2005. For your convenience, we have restated in bold the comments contained in Ms. Crane’s letter. Set forth below each comment is the Company’s corresponding response to such comment.

Comment No. 1

Note 8. Inventory Provision – Page 63

Please supplementally tell us more about the events and circumstances that resulted in the inventory impairment charges in 2004. Describe the nature of the inventory written-down or off. How did you determine the amounts and timing of these write-downs? Are all items completely written-off? If so, when were they discarded or when and how will they be disposed of? For any items retained, what consideration have you given to the fact that subsequent sales of these items could materially impact future gross profit margins? Please advise supplementally.

Response to Comment No. 1

In response to the Staff’s comment, the Company supplementally advises the Staff that as disclosed in the section entitled “Factors that May Affect Future Results” of the Form 10-K MD&A, the Company operates in highly competitive markets subject to rapid

Securities and Exchange Commission
June 3, 2005

technological change, significant price reductions and short product life cycles. One of the specific risks noted in that section is that the Company places non-cancelable orders to purchase products from independent foundries and other vendors on an approximately three-month rolling basis, while customers generally place purchase orders (frequently with short lead times) that may be canceled without significant penalty. Consequently, if the Company’s sales forecasts on which purchases are based do not materialize, then the Company is subject to significant inventory losses.

Sales forecast for purchasing products

Each quarter, the Company prepares a sales forecast by product line reflecting the expected unit volume of sales and the expected average selling price. The Company purchases products based on the forecasts. If the Company underestimates the demand, then the Company will not have sufficient products on hand to meet the customers’ purchase orders and the customers are likely to move their orders to the Company’s competitors. If the Company proves to be an unreliable source of supply, then the long-term relationship with the customer would be damaged. In the event the Company overestimates demand, then inventory levels will increase and the quantity of products on hand will exceed the quantity that the Company expects to sell.

Sales forecast for setting inventory reserves

In addition to using the sales forecast as the basis for purchasing products from the independent foundries and other vendors, the Company uses the sales forecast for setting inventory reserves. The Company provides for two types of lower of cost or market reserves. The first type of lower of cost or market reserve is for products that the Company expects to sell, but at a loss. This reserve is calculated using the average selling price by product based on the sales forecast and the per unit carrying value in inventory, in accordance with ARB 43. The second type of lower of cost or market reserve is for excess products that the Company does not expect to sell at any price. For this reserve, the quantity in the forecast is compared to the quantity of inventory on hand at the end of the quarter. If the quantity on hand exceeds the quantity in the forecast, then the excess is fully reserved. Given the rapid rate of technological change, if a product is not sold within its life cycle (which can be less than one year due to the introduction of new products by competitors), then it is unlikely that the product will ever sell. The scrap value of the products is inconsequential. The Company ensures that there is no duplication caused by the two types of reserves. Once established, reserves for inventory are only released when the reserved products are scrapped or sold, in accordance with SAB 104.

Securities and Exchange Commission
June 3, 2005

Volatility of unit volumes and average selling prices

The volatility of the demand for the Company’s products is shown by the changes in sales of the three parts with the greatest revenues in the quarter ended December 31, 2003 (parts #3890, #6628 and #MK00-D250-082) compared with the sales of the same three parts in the quarter ended December 31, 2004. During that quarter, the Company sold a combined total of 17.2 million units of those parts at an average selling price of $2.20 per unit for revenues of $37.8 million. For the quarter ended December 31, 2004, combined units sales for those three parts had decreased by 62% and the average selling price had decreased by 37%, so that those three parts only contributed $9.0 million to revenues.

Inventory impairment charges in 2004

The inventory impairment charges in 2004 were the result of significant shortfalls in the actual average selling prices and quantities of products sold relative to the sales forecasts on which the purchases were based. As disclosed in the Company’s Form 10-K, net revenues decreased from $82.9 million for the quarter ended December 31, 2003 to $43.1 million for the quarter ended December 31, 2004. Moreover, the fourth quarter of 2003 was the quarter with the highest level of sales for that year whereas the fourth quarter of 2004 was the quarter with the lowest sales for 2004. The Company had originally expected that sales would increase during the year, but instead, sales actually decreased. The charges were determined using the methodology described above, which was applied consistently.

Recovery on discarded inventories

During the quarter ended December 31, 2004, the Company scrapped inventory with an original cost of $4.6 million that had previously been fully reserved. An independent company crushed the semiconductors and salvaged the precious metals. The Company received $215,000 (representing less than 0.5% of the original cost). In most cases, the Company continues to hold inventories that have been fully reserved because the costs of storing semiconductors are minimal, and there is a possibility, albeit small, that the inventories could be sold for some amount at some point. The Company believes that it is required under GAAP to provide reserves on inventories when it is unlikely that any value will be realized, even if there is a small possibility that the inventories will be sold.

Securities and Exchange Commission
June 3, 2005

Impact on margins of sales of previously reserved products

The Company determines whether any inventories previously reserved have been sold at a price in excess of the revised basis (after deducting the inventory reserves). For the year ended December 31, 2004, the benefit to the gross margin of sales of inventories previously reserved was only 0.4%, which was not material. The Company will disclose the effect on the gross margins of such sales if material.

Comment No. 2.

Note 9. Non-Operating Income, net – Page 64

Supplementally advise us why the classification of the $45 million related to the MediaTek settlement outside of operations is appropriate. Generally, the costs incurred in defending the rights and privileges of one’s intellectual properties, patents, etc. is an ordinary expense of doing business and is presented in operations. Consistent with the expense classification, this type of recovery or award is also presented in operations. Please revise or advise.

Response to Comment No. 2

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company decided to present the settlement as non-operating income so that it would have more prominent disclosure on the face of the income statement for the following reasons:

•	The settlement was larger than cost of revenues, research and development and selling, general and administrative expenses for the quarter combined. The Company believed that including the amount in operating income was a fundamental misrepresentation of what was actually happening in the Company’s business at that time. It would have changed an operating loss to operating income during a period when the Company’s revenues and operating income, excluding the settlement, had declined 64% and 131%, respectively, for the quarter compared to the prior year quarter. Changing an operating loss to a strong operating income which the Company knew was not indicative of its current operating results did not meet the Company’s objectives of fair and transparent financial reporting. While the matter is fully disclosed in the footnotes and MD&A, the Company believed that such disclosures alone would not be as effective in communicating the impact of this unusual and (likely) nonrecurring item on the Company’s operating results. In fact, the disclosures would have focused on why such an item should be excluded from its operating results for purposes of trend analysis, etc. because its operating results were

Securities and Exchange Commission
June 3, 2005

actually an operating loss excluding the settlement and that was the most important message it had to communicate. By presenting the settlement as other income, the Company reported an operating loss on the face of the income statement which, the Company continues to believe, is the clearest presentation of the matter and the best representation of the Company’s true operating results for the quarter and the year.

•	With this gain, the Company reported pre-tax income for the year of $41 million. Without the gain, the Company would have reported a pre-tax loss for the year of $4 million.

•	The settlement is very unusual in nature, and the Company does not expect that it will ever have a similar gain.

•	The gain is recorded in the proper period, the period of settlement, but the gain relates to events and activities of prior periods.

•	The settlement is fully disclosed in the Form 10-K, both in the MD&A section and in the notes to the financial statements. The more sophisticated readers of the Company’s financial statements will have sufficient information to make their own assessments of the settlement and the impact on current and future earnings. By presenting the settlement gain as non-operating income, the Company believes that there is a lower possibility that other readers would misunderstand the nature of the results of its operations.

Comment No. 3

Note 15. Commitments and Contingencies – Page 74

We note the disclosure that you are currently engaged in certain shareholder class action and derivative lawsuits, which could have a “material adverse effect on your financial position.” Please note that under SFAS 5 you should disclose the nature of any significant accrual, and in some circumstances disclose the amount accrued. Even if there is no accrual for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, you should disclose the contingency when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. You should disclose the nature of the

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June 3, 2005

contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Also see SAB Topic 5:Y. Please revise or advise.

Response to Comment No. 3

In response to the Staff’s comment, based on current facts and circumstances, in the “Commitments and Contingencies” footnote of the Company’s future Forms 10-K and 10-Q, the Company will repeat the disclosures regarding any material legal proceedings included in Part I, Item 3 of the Form 10-K or Part II, Item 1 of the Form 10-Q, as applicable. In addition, in future filings on the Forms 10-K and
10-Q, the Company will include in the “Commitments and Contingencies” footnote the following disclosure, if applicable:

“From time to time, we are subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based upon consultation with the outside counsel handling our defense in these matters and an analysis of potential results, we have not accrued any amounts for potential losses related to these proceedings. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations of the period in which the ruling occurs, or future periods.”

Comment No. 4.

Form 8-K filed April 27, 2005

We note that you present your non-GAAP measures in the form of a non-GAAP statement of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP gross profit, non-GAAP SG&A and R&D expenses, non-GAAP net income (loss), non-GAAP income (loss)

Securities and Exchange Commission
June 3, 2005

before provisions for income taxes and non-GAAP net income (loss) per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure of each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	In future filings, to eliminate investor confusion please remove the non-GAAP Statements of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.

•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

Response to Comment No. 4

In response to the Staff’s comment, based on current facts and circumstances, the Company expects to revise its Forms 8-K in future periods to remove the non-GAAP Statements of Operations to disclose only those non-GAAP measures used by management and to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement as follows:

“Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (GAAP), we use non-GAAP measures of net income (loss) and earnings (loss) per share, which are adjusted from results based on GAAP to exclude certain expenses, gains and losses. These non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and prospects for the future. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

Securities and Exchange Commission
June 3, 2005

Non-GAAP Net Income (Loss). Non-GAAP net income (loss) calculates the after-tax impact of amortization of intangible assets and impairment of investments, which result from corporate transactions outside the ordinary course of business. Management believes that the non-GAAP net income (loss) measure is useful information to investors because it provides our investors with a means to conduct a meaningful, consistent comparison to our prior period s’ results and to our investors’ expectations for GAAP net income (loss). Given the significant effect of the non-GAAP adjustments, we believe that non-GAAP net income (loss) is a useful means to demonstrate the sustainability of our performance in a manner not affected by unusual events and charges required by GAAP accounting. We use non-GAAP net income (loss) to conduct and evaluate our business. It is the primary means for us to assess on-going operating performance and to set future operating performance expectations. The economic substance behind our decision to use non-GAAP net income (loss) is that the adjustments to net income (loss), which did not reflect the on-going sustainability of performance, had the effect of reducing or increasing net income (loss) by approximately $1.1 million for each of the periods presented. Despite the importance of this measure to management in goal-setting and performance measurement and to many investors, we stress that non-GAAP net income (loss) is a non-GAAP financial measure that has no standardized meaning defined by GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definitions, non-GAAP net income (loss) (unlike GAAP net income (loss)) may not be comparable with the calculation of similar measures of other companies. Non-GAAP net income (loss) is presented solely to enable investors to more fully understand how management assesses the performance of our company. We compensate for these limitations by providing full disclosure of the net income (loss)on a basis prepared in conformance with GAAP to enable investors to consider net income (loss)determined under GAAP as well as on an adjusted basis, and perform their own analysis, as appropriate.

Non-GAAP Net Income (Loss) Per Share. Non-GAAP net income (loss) per share calculates the after-tax impact of amortization of intangible assets and impairment of investments, which result from corporate transactions outside the ordinary course of business. Management believes that the non-GAAP net income (loss) per share measure is useful information to investors because it provides a basis for investors to compare the performance of our operations to prior periods’ results and to their expectations for performance. It also provides a useful means for investors to evaluate the profitability and sustainability of on-going operations. Given the market’s focus on earnings per share and adjusted earnings per share measures, by providing an adjusted earnings per share measurement and showing the components thereof, we seek to eliminate confusion in the

Securities and Exchange Commission
June 3, 2005

marketplace and to provide a consistent means for evaluation of performance. We use non-GAAP net income (loss) per share to conduct and evaluate our business by comparing the measure to prior periods using a consistent method of calculation. We review non-GAAP net income (loss) per share as a primary indicator of the profitability and sustainability of the underlying business, and we use the measure to compare performance to the objectives identified for the business during our budget process. Our budget process includes only revenue and expenses relating to the on-going business operations, in an effort to better manage the on-going operations in a meaningful manner. The economic substance behind our decision to use non-GAAP net income (loss) per share is that the adjustments during these periods were so significant to non-GAAP net income (loss) per share that we believed that an investor would otherwise have difficulty assessing the on-going performance of the operations of the business. A material limitations associated with the use of this measure as compared to the GAAP measure of net income (loss) per share is that it is a non-GAAP measure which is adjusted for the amortization of intangible assets and impairment of investments and, as such, has no standardized measurement prescribed by GAAP and accordingly has limits in its usefulness to investors. Non-GAAP net income (loss) per share may not be comparable with the calculation of earnings per share for other companies. We compensate for these limitations when using non-GAAP net income (loss) per share by providing full disclosure of the earnings (loss) per share measurement and GAAP basis in the financial statements and related commentary in our quarterly release which investors can use to appropriately consider earnings (loss) per share determined under GAAP as well as on an adjusted basis.

ESS TECHNOLOGY, INC.
RECONCILIATION OF GAAP BASIS NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS)
(unaudited)
(in thousands)

	Three months ended
	March 31,	March 31,	December 31,
	2005	2004	2004
Net income (loss) — GAAP basis	$(24,010)	$3,307	$(20,858)
Reconciling items:
Amortization of intangible assets:
Cost of goods sold	699	699	699

Securities and Exchange Commission
June 3, 2005

	Three months ended
	March 31,	March 31,	December 31,
	2005	2004	2004
Research and development	—	72	—
Selling, general and administrative	488	488	487
Impairment of investments	678	—
Tax effect of amortization of intangible assets and impairment of investments	(757)	(83)	(55)
Net income (loss) — Non-GAAP	$(22,902)	$4,483	$(19,727)

ESS TECHNOLOGY, INC.
RECONCILIATION OF GAAP NET INCOME (LOSS) PER SHARE TO NON-GAAP
NET INCOME (LOSS) PER SHARE

	Three months ended
	March 31,		March 31,	December 31,
	2005		2004	2004
Basic:
GAAP basic net income (loss) per share	$	<0.60>	$0.08	$	<0.53>
Reconciling items:
Amortization of intangible assets:
Cost of goods sold		0.02	0.02		0.02
Research and development		—	—		—
Selling, general and administrative		0.01	0.01		0.01
Impairment of investments		0.01	—		—
Tax effect of amortization of intangible assets and impairment of investments		<0.02>	—		—

Non-GAAP basic net income (loss) per share	$	<0.58>	$0.11		$(0.50)

Diluted:
GAAP diluted net income (loss) per share	$	<0.60>	$0.08	$	<0.53>
Reconciling items:
Amortization of intangible assets:
Cost of goods sold		0.02	0.02		0.02
Research and development		—	—		—
Selling, general and administrative		0.01	0.01		0.01
Impairment of investments		0.01	—		—
Tax effect of amortization of intangible assets and impairment of investments		<0.02>	—		—

Non-GAAP diluted net income (loss) per share	$	<0.58>	$0.11		$(0.50)

Securities and Exchange Commission
June 3, 2005

* * * *

ACKNOWLEDGEMENT

As a registrant of the United States Securities & Exchange Commission (the Commission), the Company affirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

•	Comments by the Staff of the Commission or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands the importance of and is committed to complying with all applicable SEC rules and regulations. Therefore, should you require additional information or clarification respect to the Company’s responses, or wish to discuss the responses further, please contact me at (650) 614-7340.

Very truly yours,

/s/ Hsinya Shen
Hsinya Shen